

ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of Am


05009803

Company Secretarial Department

Ivor Barton
Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail ibarton@angloamerican.co.uk


SEC MAIL PROCESSING
RECEIVED
JUL 14 2005
SECTION
198
SUPPL

6 July, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Block Listing Return.

Yours faithfully
For and on behalf of Anglo American plc

I Barton
Assistant Company Secretary
Enc - 5 copies


PROCESSED
JUL 19 2005
THOMSON
FINANCIAL

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 5 July 2005

AVS No:

Name of *applicant*: The Tongaat-Hulett Group Limited

Name of scheme: The Tongaat-Hulett 2001 Share Option Scheme

Period of return: From: 1 January 2005 To: 30 June 2005

Balance under scheme from previous return: 496,950

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/a

Number of *securities* issued/allotted under scheme during period: 138,435

Balance under scheme not yet issued/allotted at end of period 358,515

Number and *class* of *securities* originally listed and the date of admission 600,000 ord shares of 100 cents each Ref RA/Tongaat Hulett Grp/00004 dated 21 January 2002

Total number of *securities* in issue at the end of the period 102,920,042

Name of contact: I Barton
Address of contact: 20 Carlton House Terrace, London SW1Y 5AN
Telephone number of contact: 020 7968 8752

SIGNED BY N Jordan
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* The Tongaat-Hulett Group Limited

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 5 July 2005

AVS No:

Name of *applicant*:	The Tongaat-Hulett Group Limited
Name of scheme:	The Tongaat-Hulett 2001 Share Option Scheme
Period of return: From: 1 January 2005	To: 30 June 2005
Balance under scheme from previous return:	496,950
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/a
Number of *securities* issued/allotted under scheme during period:	138,435
Balance under scheme not yet issued/allotted at end of period	358,515
Number and *class* of *securities* originally listed and the date of admission	600,000 ord shares of 100 cents each Ref RA/Tongaat Hulett Grp/00004 dated 21 January 2002
Total number of *securities* in issue at the end of the period	102,920,042

Name of contact:	I Barton
Address of contact:	20 Carlton House Terrace, London SW1Y 5AN
Telephone number of contact:	020 7968 8752

SIGNED BY N Jordan
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* The Tongaat-Hulett Group Limited

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 5 July 2005

AVS No:

Name of *applicant*: The Tongaat-Hulett Group Limited

Name of scheme: The Tongaat-Hulett 2001 Share Option Scheme

Period of return: From: 1 January 2005 To: 30 June 2005

Balance under scheme from previous return: 496,950

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/a

Number of *securities* issued/allotted under scheme during period: 138,435

Balance under scheme not yet issued/allotted at end of period: 358,515

Number and *class* of *securities* originally listed and the date of admission: 600,000 ord shares of 100 cents each Ref RA/Tongaat Hulett Grp/00004 dated 21 January 2002

Total number of *securities* in issue at the end of the period: 102,920,042

Name of contact: I Barton
Address of contact: 20 Carlton House Terrace, London SW1Y 5AN
Telephone number of contact: 020 7968 8752

SIGNED BY N Jordan
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* The Tongaat-Hulett Group Limited

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 5 July 2005

AVS No:

Name of *applicant*: The Tongaat-Hulett Group Limited

Name of scheme: The Tongaat-Hulett 2001 Share Option Scheme

Period of return: From: 1 January 2005 To: 30 June 2005

Balance under scheme from previous return: 496,950

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/a

Number of *securities* issued/allotted under scheme during period: 138,435

Balance under scheme not yet issued/allotted at end of period 358,515

Number and *class* of *securities* originally listed and the date of admission 600,000 ord shares of 100 cents each Ref RA/Tongaat Hulett Grp/00004 dated 21 January 2002

Total number of *securities* in issue at the end of the period 102,920,042

Name of contact: I Barton
Address of contact: 20 Carlton House Terrace, London SW1Y 5AN
Telephone number of contact: 020 7968 8752

SIGNED BY N Jordan
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* The Tongaat-Hulett Group Limited

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 5 July 2005

AVS No:

Name of *applicant*: The Tongaat-Hulett Group Limited

Name of scheme: The Tongaat-Hulett 2001 Share Option Scheme

Period of return: From: 1 January 2005 To: 30 June 2005

Balance under scheme from previous return: 496,950

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/a

Number of *securities* issued/allotted under scheme during period: 138,435

Balance under scheme not yet issued/allotted at end of period 358,515

Number and *class* of *securities* originally listed and the date of admission 600,000 ord shares of 100 cents each Ref RA/Tongaat Hulett Grp/00004 dated 21 January 2002

Total number of *securities* in issue at the end of the period 102,920,042

Name of contact: I Barton
Address of contact: 20 Carlton House Terrace, London SW1Y 5AN
Telephone number of contact: 020 7968 8752

SIGNED BY N Jordan
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* The Tongaat-Hulett Group Limited

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 5 July 2005

AVS No:

Name of *applicant*: The Tongaat-Hulett Group Limited

Name of scheme: The Tongaat-Hulett Share Incentive Scheme

Period of return: From: 1 January 2005 To: 30 June 2005

Balance under scheme from previous return:	387,061
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	1,000,000
Number of *securities* issued/allotted under scheme during period:	533,666
Balance under scheme not yet issued/allotted at end of period	853,395
Number and *class* of *securities* originally listed and the date of admission	600,000 ord shares of 100 cents each Ref RA/Tongaat Hulett Grp/00003
Total number of *securities* in issue at the end of the period	102,920,042

Name of contact:	I Barton
Address of contact:	20 Carlton House Terrace, London SW1Y 5AN
Telephone number of contact:	020 7968 8752

SIGNED BY N Jordan
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* The Tongaat-Hulett Group Limited

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 5 July 2005

AVS No:

Name of *applicant*: The Tongaat-Hulett Group Limited

Name of scheme: The Tongaat-Hulett Share incentive Scheme

Period of return: From: 1 January 2005 To: 30 June 2005

Balance under scheme from previous return: 387,061

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 1,000,000

Number of *securities* issued/allotted under scheme during period: 533,666

Balance under scheme not yet issued/allotted at end of period: 853,395

Number and *class* of *securities* originally listed and the date of admission: 600,000 ord shares of 100 cents each Ref RA/Tongaat Hulett Grp/00003

Total number of *securities* in issue at the end of the period: 102,920,042

Name of contact: I Barton
Address of contact: 20 Carlton House Terrace, London SW1Y 5AN
Telephone number of contact: 020 7968 8752

SIGNED BY N Jordan
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* The Tongaat-Hulett Group Limited

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 5 July 2005

AVS No:

Name of *applicant*: The Tongaat-Hulett Group Limited

Name of scheme: The Tongaat-Hulett Share Incentive Scheme

Period of return: From: 1 January 2005 To: 30 June 2005

Balance under scheme from previous return:	387,061
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	1,000,000
Number of *securities* issued/allotted under scheme during period:	533,666
Balance under scheme not yet issued/allotted at end of period	853,395
Number and *class* of *securities* originally listed and the date of admission	600,000 ord shares of 100 cents each Ref RA/Tongaat Hulett Grp/00003
Total number of *securities* in issue at the end of the period	102,920,042

Name of contact: I Barton
Address of contact: 20 Carlton House Terrace, London SW1Y 5AN
Telephone number of contact: 020 7968 8752

SIGNED BY N Jordan
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* The Tongaat-Hulett Group Limited

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 5 July 2005

AVS No:

Name of *applicant*: The Tongaat-Hulett Group Limited

Name of scheme: The Tongaat-Hulett Share Incentive Scheme

Period of return: From: 1 January 2005 To: 30 June 2005

Balance under scheme from previous return: 387,061

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 1,000,000

Number of *securities* issued/allotted under scheme during period: 533,666

Balance under scheme not yet issued/allotted at end of period: 853,395

Number and *class* of *securities* originally listed and the date of admission: 600,000 ord shares of 100 cents each Ref RA/Tongaat Hulett Grp/00003

Total number of *securities* in issue at the end of the period: 102,920,042

Name of contact: I Barton
Address of contact: 20 Carlton House Terrace, London SW1Y 5AN
Telephone number of contact: 020 7968 8752

SIGNED BY N Jordan
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* The Tongaat-Hulett Group Limited

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 5 July 2005

AVS No:

Name of *applicant*: The Tongaat-Hulett Group Limited

Name of scheme: The Tongaat-Hulett Share Incentive Scheme

Period of return: From: 1 January 2005 To: 30 June 2005

Balance under scheme from previous return:	387,061
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	1,000,000
Number of *securities* issued/allotted under scheme during period:	533,666
Balance under scheme not yet issued/allotted at end of period	853,395
Number and *class* of *securities* originally listed and the date of admission	600,000 ord shares of 100 cents each Ref RA/Tongaat Hulett Grp/00003
Total number of *securities* in issue at the end of the period	102,920,042

Name of contact:	I Barton
Address of contact:	20 Carlton House Terrace, London SW1Y 5AN
Telephone number of contact:	020 7968 8752

SIGNED BY N Jordan
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* The Tongaat-Hulett Group Limited

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.